
DLS CAPITAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2016


Cash flows from operating activities

Net income (loss)	$ 272,926
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	6,528
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(295,995)
Decrease in securities owned	23,565
Decrease in other assets	841
Decrease in accounts payable	(1,627)
Decrease in payable to clearing broker	(900)
Net cash provided (used) by operating activities	5,338

Cash flows from investing activities

Purchase of Property and Equipment	(5,338)
Net cash provided (used) by investing activities	(5,338)

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-

Net increase (decrease) in cash	-0-
Cash at beginning of year	-0-
Cash at end of year	$ -0-

Supplemental cash flows disclosures:

Interest payments	$ -0-
Income tax payments (paid to Parent)	$ -0-


The accompanying notes are an integral part of these financial statements.
